UBS Series Trust Aggressive Growth Portfolio

At a Special Meeting of Shareholders convened on February 25, 2002, the shareholders of UBS Series Trust Aggressive Growth Portfolio approved an Agreement and Plan of Acquisition and Termination providing for the transfer of all of the assets of the UBS Aggressive Growth Portfolio to the Growth Portfolio of Alliance Variable Products Series Fund, Inc. the Alliance Growth Portfolio, in exchange for shares of the Alliance Growth Portfolio and the assumption by the Alliance Growth Portfolio of stated liabilities of the UBS Aggressive Growth Portfolio, and the distribution of such shares to the shareholders of the UBS Aggressive Growth Portfolio in liquidation and dissolution of the UBS Aggressive Growth Portfolio. The UBS Aggressive Growth Portfolios shares were voted as follows with respect to the transaction 965,021.786 shares were voted for 42,502.965 shares were voted against and 29,284.682 shares were voted abstain. The transaction was consummated on April 5, 2002. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive proxy materials dated
January 18, 2002 filed by Alliance Variable Products Series Fund, Inc. with the SEC on January 23, 2002 Accession Number 0000912057-02-002350 SEC File No. 333-74800.


UBS Series Trust Strategic Fixed Income Portfolio

At a Special Meeting of Shareholders convened on February 25, 2002, the shareholders of UBS Series Trust Strategic Fixed Income Portfolio approved an Agreement and Plan of Acquisition and Termination providing for the transfer of all of the assets of the UBS Strategic Fixed Income Portfolio to the U.S. Government/High Grade Securities Portfolio of the Alliance Variable Products Series Fund, Inc. the Alliance U.S./High Grade Portfolio, in exchange for shares of the Alliance U.S./High Grade Portfolio and the assumption by the Alliance U.S./High Grade Portfolio of stated liabilities of the UBS Strategic Fixed Income Portfolio, and the distribution of such shares to the shareholders of the UBS Strategic Fixed Income Portfolio in liquidation and dissolution of the UBS Strategic Fixed Income Portfolio. The UBS Strategic Fixed Income Portfolios shares were voted as follows with respect to the transaction 240,150.782 shares were voted for 2,029.623 shares were voted against and 11,548.677 shares were voted abstain. The transaction was consummated on April 5, 2002. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive proxy materials dated January 18, 2002 filed by Alliance Variable Products Series Fund, Inc. with the SEC on January 23, 2002 Accession
Number 0000912057-02-002350 SEC File No. 333-74800.


UBS Series Trust Money Market Portfolio

At a Special Meeting of Shareholders convened on March 6, 2002, the shareholders of UBS Series Trust Money Market Portfolio approved a Plan of Liquidation and a Plan of Substitution for UBS Money Market Portfolio. The UBS Money Market Portfolios shares were voted as follows with respect to the transaction 1,846,930.906 shares were voted for 33,969.550 shares were voted against and 47,062.884 shares were voted abstain. The transaction was consummated on April 5, 2002. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive proxy materials dated February 8, 2002 filed by Alliance Variable Products Series Fund, Inc. with the SEC on February 8, 2002 Accession Number 0000912057-02-004646; SEC File No. 811-04919.


A copy of a Certificate of Amendment to the registrants Amended and Restated Declaration of Trust, including an Amended and Restated Schedule A, as well as a Certificate of Amendment to the registrants Restated By-Laws, each reflecting the registrants name change was filed with the Securities and Exchange Commission on April 16, 2002 and is hereby incorporated by reference in response to this sub-item. Post-Effective Amendment No. 33 Exhibits 1e and 2c Accession Number 0000912057-02-015286 File No. 033-10438 and
811-4919



FUND  	UBS Series Trust Strategic Fixed Income Portfolio

Record of Securities Purchased Under the Funds Rule 10f-3 Procedures

1.	Issuer  AT and T Corp

2.	Date of Purchase 11-15-01	3.  Date offering commenced  11-21-01

3.	Underwriters from whom purchased   Goldman Sachs

4.	Affiliated Underwriter managing or participating in syndicate
	Deutsche Banc Alex Brown Inc.

5.	Aggregate principal amount or number of shares purchased
	$85,850,000

6.	Aggregate principal amount or total number of shares of offering
	$2,750,000,000

7.	Purchase price net of fees and expenses  $99.653

8.	Initial public offering price  $99.653

9.	Commission, spread or profit  3%	$

10.	Have the following conditions been satisfied?
YES
NO
a.
        The are sold in an offering exempt from registrant under Section 42 of the Securities Act of 1933, Rule 144A or Regulation D.X

b. The securities are sold to persons reasonably believed to be qualified institutional buyers QIBs.X

c. The securities are reasonably believed to be eligible for resale to other QIBs.X

d.	The securities were purchased prior to the end of the first full day on which any sales are made or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the offering terminated.

X

e. The securities were purchased at a price not more than the price paid by each other purchaser in the offering or any concurrent offering.X

f.	The underwriting was a firm commitment underwriting.
Xg.	The commission, spread or profit was reasonable and fair in
      relation to that being received by others for underwriting similar securities during the same period.X

h.	The issuer of the securities and any predecessor have been in continuous operation for not less than three years.X

i.	The amount of such securities purchased by all of the investment companies advised by Mitchell Hutchins or the funds Sub-Adviser, if applicable did not exceed 25% of the total of the 1 principal amount of the offering sold to QIBs and 2 the principal amount of the offering in any concurrent public offering.


X

j. No affiliated Underwriter was a direct or indirect participant in or beneficiary of the sale.X

Note Refer to the Rule 10f-3 Procedures for the definitions of the capitalized terms above. Affiliated Underwriter is defined as PaineWebber Group Inc. and any of its affiliates, including PaineWebber Incorporated and PaineWebber Puerto Rico. In addition, in the case of a Fund advised by a Sub-Adviser, Affiliated Underwriter shall also include any brokerage affiliate of the Sub-Adviser.

Approved  /s/ Jennifer Durham			Date _11/13/01__